3

Follow-Up Materials

06013114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsubishi Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

FILE NO. 82- 3784 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/4/06

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

April 28, 2006
Our ref. No. PI 063

AK 1 S
3-31-06

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Year-End Dividend Applicable to Fiscal 2006**
- **Consolidated financial Results for the year ended March 31, 2006**
- **Mitsubishi Corporation Updates INNOVATION 2007 (Medium Term Management Plan)**
- **Information Concerning Tax Reserves for Fiscal Year Ended March 2006**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on April 28, 2006

Mitsubishi Corporation Year-End Dividend Applicable to Fiscal 2006

On April 28, 2006, Mitsubishi Corporation's Board of Directors approved a resolution to submit the following proposal concerning the dividend per share applicable to the fiscal year ended March 31, 2006 for approval at the ordinary general meeting of shareholders.

1. Reason for dividend increase

Mitsubishi Corporation bases its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. Since fiscal 2005, Mitsubishi Corporation has also taken into consideration consolidated net income, as well as retained earnings available for dividends, to directly return profits to shareholders in line with operating results in each fiscal year. Recently, Mitsubishi Corporation decided to determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more, based also on investment plans, the financial condition of the parent company and other factors.

In accordance with this stance, Mitsubishi Corporation plans to pay an annual ordinary dividend of 35 yen per common share applicable to fiscal 2006. This represents a 5 yen per share increase over the previous forecast of 30 yen.

Mitsubishi Corporation plans to also pay an annual ordinary dividend of 35 yen per common share for fiscal 2007, providing it achieves its current consolidated net income forecast of 370.0 billion yen.

2. Dividend applicable to fiscal 2006 (year ended March 31, 2006)

	Interim	Year-end	Full year
Previous forecast (announced October 28, 2005)	13 yen	17 yen	30 yen
Revised forecast	13 yen	22 yen	35 yen

(Reference)

Fiscal 2005	6 yen	12 yen	18 yen
Fiscal 2004	4 yen	8 yen (including 2 yen special dividend)	12 yen

###

Translation of report filed with the Tokyo Stock Exchange on April 28, 2006

Information Concerning Tax Reserves for Fiscal Year Ended March 2006

Mitsubishi Corporation expects to receive amended assessments from the Tokyo Regional Taxation Bureau, as detailed below, concerning transactions with Energy Business Group subsidiary and affiliate in Australia and a change in the investment structure made by the company's Machinery Group in subsidiaries in Thailand. Due to the expected receipt of these notices, Mitsubishi Corporation has decided to increase by 32.0 billion yen its estimated corporate income taxes applicable to the fiscal year that ended in March 2006.

Mitsubishi Corporation disagrees with the bureau's judgment in both cases. If official amended assessments are received, the company will respond as appropriate, after scrutinizing the contents.

1. Transactions with Energy Business Group subsidiaries and affiliates in Australia

Mitsubishi Corporation expects to receive an amended assessment based on transfer pricing taxation regulations with regard to the period of six fiscal years that ended in March 2005. These notices concern consideration for services provided by Mitsubishi Corporation to a subsidiary and an affiliate of the company's Energy Business Group in Australia. This will have an impact of 23.4 billion yen on Mitsubishi Corporation's consolidated earnings in the fiscal year that ended in March 2006.

2. Change of investment structure in Machinery Group subsidiaries in Thailand

In the fiscal year that ended in March 2005, Mitsubishi Corporation altered the investment structure in certain company subsidiaries in Thailand for the purpose of switching its ownership from indirect to direct. Mitsubishi Corporation expects to receive an amended assessment concerning the price paid for the shares of them. This will have an impact of 8.6 billion yen on Mitsubishi Corporation's consolidated earnings in the fiscal year that ended in March 2006.

###

April 28, 2006
Mitsubishi Corporation

RECEIVED
2006 MAY -3 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Change of major indices]		Year ending Mar. 31, 2007	Year ended Mar. 31, 2006	Increase or decrease	Year ended Mar. 31, 2005
Crude oil	(USD/BBL)	55.0	53.5	+1.5 (+3%)	36.5
Foreign Exchange	(YEN/USD)	110.0	113.3	-3.3% (3% yen appreciation)	107.5
Interest	(%)TIBOR	0.30	0.09	0.21 (+233%)	0.09

Results for Fiscal 2006 (Ended March 2006), and Outlook for Fiscal 2007 (US GAAP)

Consolidated Income

(Billions of Yen)	For the fiscal year ended March 31, 2005	For the fiscal year ended March 31, 2006 (unaudited)	Increase or decrease		Outlook for the fiscal year ending Mar.2007	Increase or decrease	
Operating transactions	17,132.7	19,067.2	1,934.5		19,200.0	132.8	
Gross profit	877.8	1,051.5	173.7 <+20%>	a	1,110.0	58.5 <+6%>	
Selling, general and administrative expenses	(685.0)	(696.8)	-11.8	b	(725.0)	-28.2	
Provision for doubtful receivables	(9.4)	(4.8)	4.6		(5.0)	-0.2	
Operating income	183.4	349.9	166.5 <+91%>		380.0	30.1 <+9%>	h
Interest expense --- net	(1.7)	(4.4)	-2.7	c	(30.0)	-25.8	
Dividend income	42.4	68.1	25.7	c	70.0	1.9	
Gain (loss) on marketable securities and investments --- net	(63.8)	51.3	115.1	d			
Gain (loss) on property and equipment --- net	8.3	(2.1)	-10.4	e	80.0	15.2	
Other income--- net	41.2	15.6	-25.6	f			
Income from consolidated operations before income taxes	209.8	478.4	268.6 <+128%>		500.0	21.6 <+5%>	i
Income taxes	(93.8)	(212.1)	-118.3		(220.0)	-7.9	
Minority interests in income of consolidated subsidiaries	(30.7)	(35.3)	-4.6		(35.0)	0.3	
Equity in earnings of affiliated companies	97.1	119.0	21.9	g	125.0	6.0	
Net income	182.4	350.0	167.6 <+92%>		370.0	20.0 <+6%>	j
Core earnings (*1)	330.6	537.4	206.8		550.0	12.6	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 4,826.9 billion yen and 4,145.9 billion yen for the year ended March 31, 2006 and the year ended March 31, 2005, respectively.

Assets and Liabilities

	Mar. 31, 2005	Mar. 31, 2006	Increase or decrease	Mar. 31, 2007 (Outlook)	Increase or decrease
Total assets	9,093.4	10,411.2	1,317.8	11,500.0	1,088.8
(Current assets)	4,865.9	5,383.5	517.6	5,800.0	416.5
(Investments and non-current receivables)	2,771.1	3,415.7	644.6	4,000.0	584.3
(Property and equipment-net, other)	1,456.4	1,612.0	155.6	1,700.0	88.0
Total shareholders' equity	1,504.5	2,379.3	874.8	2,700.0	320.7
Interest bearing liabilities (*3) Gross	4,042.5	3,802.6	-239.9	4,100.0	297.4
Interest bearing liabilities (*3) Net	3,430.3	3,148.7	-281.6	3,500.0	351.3
(Debt-to-equity ratio – Gross)	2.7	1.6	-1.1	1.5	-0.1
(Debt-to-equity ratio – Net)	2.3	1.3	-1.0	1.3	-

(*3) Interest bearing liabilities do not include "Impact of adopting SFAS 133".

Cash Flows

	Mar. 31, 2005	Mar. 31, 2006	
Operating activities	148.2	336.3	... Reflects higher dividends mainly from natural resource-related businesses and strong cash flows from operating transactions at overseas natural resource-related subsidiaries
Investing activities	(2.4)	(94.5)	... Reflects new investments in resource-related areas and the IPP business, as well as higher overall capital expenditures
Free cash flow	145.8	241.8	
Financing activities	(53.4)	(187.9)	... Reflects the use of strong cash flows from operating transactions to repay debt and the more efficient use of group funds
Increase/decrease of cash and cash equivalents	93.3	77.3	

Summary of Fiscal 2006 Results

Overview

(1) Consolidated operating income and net income almost double, reach new highs

The Energy Business and Metals groups posted higher earnings based on strong commodities markets. Other business groups, particularly Machinery, also recorded large increases in earnings.

As a result, MC recorded consolidated net income of 350.0 billion yen, 92% higher than the strong results in fiscal 2005. MC eclipsed its record result for three consecutive years.

Operating income climbed 91% to 349.9 billion yen, in line with the increase in gross profit which exceeded 1 trillion yen for the first time, due to the higher coking coal price and other factors.

Core earnings, an indication of the company's earnings power, rose 63% to 537.4 billion yen, an all-time high.



Billion Yen
3-Year Earnings Data
600.0
400.0
200.0
0.0
March 31,2004
March 31,2005
March 31,2006
Net income
Operating income
Core earnings

(2) All business segments post earnings growth

For three consecutive fiscal years, earnings rose in all business segments.

(3) Shareholders' equity vaults past 2 trillion yen

Shareholders' equity increased 874.8 billion yen to 2,379.3 billion yen from March 31, 2005 because of higher retained earnings due to the strong operating results, an increase in net unrealized gains on securities available for sale and an increase in common stock from the conversion of convertible bonds. This resulted in an improvement of debt-to-equity ratio from 2.3 times to 1.3 times.

Major Year-on-Year Changes

a. Gross profit (Increased 173.7 billion yen)

Gross profit rose 20% year on year due to strong performances at resource-related companies due to rising prices of coking coal and crude oil, a solid performance in overseas automobile operations and expansion in food-related businesses.

b. Selling, general and administrative expenses (Increased 11.8 billion yen)

Slight increase due to expansion in food-related businesses and other factors.

c. Net financial income (Improved 23.0 billion yen)

Reflects higher dividend income from resource-related companies.

d. Gain (loss) on marketable securities and investments---net (Increased 115.1 billion yen)

- Write-off of marketable securities (available for sale) ......
  +11.9 billion yen (-0.5 billion yen <--- -12.4 bil. yen)
- Impairment losses on non-performing assets ......
  +73.7 billion yen (-11.2 billion yen <--- -84.9 billion yen)
  (absence of LAWSON goodwill write-down loss of 54.4 billion yen in the previous fiscal year)
- Other gains on sales of shares, etc....: +29.5 billion yen (+63.0 billion yen <--- +33.5 billion yen)

e. Gain (loss) on property and equipment (Decreased 10.4 billion yen)

Decreased due to the absence of gain on sale of a Shinagawa building in the previous fiscal year.

f. Other income --- net (Decreased 25.6 billion yen)

Decreased due to the absence of a 38.5 bil. yen gain on the transfer of the substitutional portion of the employees' pension fund in the previous fiscal year.

g. Equity in earnings of affiliated companies (Increased 21.9 billion yen)

Increased significantly due to strong performances at overseas resource-related companies.

Segment Overview



Billion Yen
Net Income by Segment
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
March 2004
March 2005
March 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Unallocated

Major Changes

New Business Initiative...Capital gains on investments; strong performances at companies engaged in finance, insurance and healthcare

Energy Business...Increase in dividend income from and equity in earnings of resource-related companies due to rising crude oil prices

Metals...Increase in equity in earnings of resource-related companies due to rising resource prices

Machinery...Tax benefits from writing off trade receivables of Iraq and increase in gains on sales of shares

Chemicals...Increase in gains on sales of shares and other factors outweighed decline in equity in earnings of overseas chemicals-related companies

Living Essentials...Strong performances by food- and general merchandise-related companies, and effect of transfer of equity earnings of LAWSON

Fiscal 2007 Outlook and Dividend Policy

Overview

Fiscal 2007 is the first year of the "step" period of MC's 4-year INNOVATION 2007 business plan launched in fiscal 2005. During the coming fiscal year, MC will actively push through measures for creating growth businesses of the future, underpinned by the management system and financial bases reinforced during the "hop" period.

MC is forecasting record-high consolidated net income of 370.0 billion yen. This forecast assumes that commodity markets, which were strong in fiscal 2006, remain strong.

Main Points

h. Operating income... 380.0 billion yen

MC is projecting operating income of 380.0 billion yen, 30.1 billion yen higher than fiscal 2006. This projection is based mainly on healthy growth in metal and food-related businesses.

i. Income from consolidated operations before income taxes ... 500.0 billion yen

MC is forecasting a year-on-year increase of 21.6 billion yen, despite an expected decrease in net financial income due to higher interest expenses.

j. Net income.... 370.0 billion yen

MC is forecasting a 20.0 billion yen year-on-year increase in net income to 370.0 billion yen due to the above items and to expectations for firm growth in equity in earnings of affiliated companies.

Dividend Policy

MC bases its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. The company also takes into consideration consolidated net income, as well as retained earnings available for dividends, to directly return profits to shareholders in line with operating results. Based also on investment plans, the financial condition of the parent company and other factors, MC's policy is to determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

MC will pay a dividend per share of 35 yen applicable to fiscal 2006 in consideration of its large earnings increase. This represents a 5 yen per share increase from the previous forecast.

MC plans to also pay a dividend of 35 yen per share for fiscal 2007, providing it achieves its earnings forecast.

Forward-looking Statements

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

AND

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2006

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

April 28, 2006
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2006 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2006	19,067,153	349,864	478,383	350,045
March 31, 2005	17,132,704	183,365	209,799	182,369

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Pre-tax income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2006	215.38	205.62	18.0	4.9	2.5
March 31, 2005	116.49	107.58	13.4	2.4	1.2

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
March 31, 2006	10,411,241	2,379,264	22.9	1,411.38
March 31, 2005	9,093,372	1,504,454	16.5	960.85

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2006	336,316	(94,471)	(187,918)	646,317
March 31, 2005	148,190	(2,418)	(53,373)	569,005

4. Prospects for the year ending March 31, 2007

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2007	19,200,000	370,000

(Forecast of Net income per share for the year ending March 31, 2007 : 219.48 Yen)

5. Number of consolidated subsidiaries : 365
Number of affiliated companies accounted for by the equity method : 185

6. Increase / Decrease in the Number of consolidated subsidiaries
Consolidated subsidiaries: <Increase> 41 companies <Decrease> 42 companies
Affiliated companies accounted for by the equity method : <Increase> 56 companies <Decrease> 14 companies

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development. Some of our basic functions -- finance, information, logistics and marketing -- enhance the above activities and enable us to provide various services to customers. We are also are engaged in diversified businesses such as creating new business models in environmental, medical and nursing care areas and new technology related businesses.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 365, Affiliated companies: 185).

The following table shows products and services by business group and major subsidiaries and affiliated companies.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
NEW BUSINESS INITIATIVE	IT, Media & Communication, Financial Services, Consumer-Related Business, Logistics, Healthcare & Life care, etc.	RYOKO LOGISTICS CORPORATION IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD MITSUBISHI CORPORATION FINANCE PLC	MS COMMUNICATIONS CO., LTD. CREATE RESTAURANTS INC.
ENERGY BUSINESS	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY., LTD.	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD SAKHALIN ENERGY INVESTMENT
METALS	Ferrous Products, Coals, Ore, Nickel, Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD.	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L.
MACHINERY	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Aerospace, etc.	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MKG BANK GMBH	MITSUBISHI AUTO CREDIT-LEASE CORP. SPACE COMMUNICATIONS CORPORATION
CHEMICALS	Chemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. TOWA CHEMICAL INDUSTRY CO., LTD. MITENI S.P.A.	KOHJIN CO., LTD. SPDC LTD. METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD.
LIVING ESSENTIALS	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. TOYO REIZO CO., LTD. SAN-ESU INC. MEIDI-YA CORPORATION MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED	COCA-COLA CENTRAL JAPAN CO., LTD KENTUCKY FRIED CHICKEN JAPAN LTD. LAWSON, INC. LIFE CORPORATION MITSUBISHI CEMENT CORPORATION
OTHER	Finance, Accounting, Personnel, General affairs, Create and promote new businesses related to new technologies in new fields, etc.	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD.	
REGIONAL SUBSIDIARIES	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD.	

Note:

1. The total number of consolidated subsidiaries and equity-method affiliates represents companies which the company directly consolidates or to which it applies the equity method. 453 companies directly consolidated by subsidiaries as of March 31, 2006 are excluded from this total.
2. Among the above-listed subsidiaries, RYOSHOKU LTD. (Tokyo Stock Exchange 1st section) and NIPPON CARE SUPPLY CO., LTD. (Tokyo Stock Exchange Mothers) are listed companies.
3. Ryoko Logistics Corporation was merged with MC Trans International Inc. on April 1, 2006 with the former being the surviving company. The name of the company has been changed to Mitsubishi Corporation LT, Inc.

Consolidated Financial Results for the Year Ended March 31, 2006
(Based on US GAAP)

Mitsubishi Corporation

TOKYO, April 28, 2006..... Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the year ended March 31, 2006.

I. Management Policies

1. Medium-term Management Plan—INNOVATION 2007

In July 2004, Mitsubishi Corporation launched a four-year medium-term management plan called INNOVATION 2007. The theme of this plan is "Opening Up A New Era," which embodies the company's determination to harness and embrace change to open up a new era with the ultimate goal of sustaining growth over the medium and long terms.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

This vision entails leveraging the company's participation in all manner of industries on a global basis, one of its defining strengths. The objectives are to create new businesses for the future as well as to create new paradigms by changing industries based on market needs. In this way, the company will help customers and contribute widely to industries and society at large. Mitsubishi Corporation is therefore aiming to be "a new industry innovator" that contributes to society by growing while opening pathways to the future.

(2) The Plan's Timeframe

INNOVATION 2007 covers a four-year period from fiscal 2005 to fiscal 2008. The plan envisions a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. Through this four-year period, Mitsubishi Corporation's goal is to set the stage for medium- and long-term growth in the subsequent "jump" stage. Having completed the "hop" period in fiscal 2006, Mitsubishi Corporation entered the second stage of its business plan in April 2006.

(3) Three Basic Concepts

As it aims to be "a new industry innovator," Mitsubishi Corporation is taking management actions to achieve the three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)
1. Strengthening Core Businesses
Mitsubishi Corporation's strategy is to concentrate management resources in areas that are expected to grow and where it can leverage its strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

During the "hop" period, Mitsubishi Corporation made investments totaling approximately 700 billion yen over 2 years. Investments included LNG projects on Sakhalin Island and in Western Australia; oil and gas exploration and production in the U.S. Gulf of Mexico and elsewhere; Australian coal operations; the purchase of Mitsubishi Motors Corporation shares; the purchase of Isuzu Motors Limited shares; overseas IPP businesses; the purchase of shares in SPDC Ltd.; investments in Japanese food distributors and food manufacturers; and the REIT business.

2. Create New Businesses That Meet Societal and Customer Needs
Mitsubishi Corporation aims to create and grow new businesses that transcend the frameworks of existing business groups by changing existing businesses based on societal and customer needs. The company plans to target the following main fields: the industrial finance business, where we have considerable expertise; consumer-centric businesses; medical and nursing care-related businesses; businesses with a connection to the environment; and new technology-related businesses.

2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)
Mitsubishi Corporation is putting in place systems and creating the environment, as outlined below, for nurturing and retaining human resources and for motivating employees further. In April 2006, Mitsubishi Corporation established the HRD (Human Resources Development) Center to strengthen this organizational framework in an integrated manner.

1. Nurture and Retain Human Resources to Support Growth
Mitsubishi Corporation recognizes the importance of its obligation to develop human resources with outstanding business sensitivity and trust as the foundation of its business. Based on this recognition, the company is grooming people with the ability to function as CEOs and CFOs of its subsidiaries and affiliated companies, as well as further grooming reliable people with the ability to build businesses responding to customers' needs, which has been in line with our basic human resource management policy.

2. Systems to Motivate Employees Further

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

3) Reinforce Internal Systems

(Continuously Strengthen the Management System)

To support its growth strategy, Mitsubishi Corporation is further strengthening its management system.

1. Mitsubishi Corporation's basic management infrastructure, which promotes the prioritization of strategic business fields, encompasses balance sheet management methods, Mitsubishi Corporation Value Added (MCVA) and the Business Unit (BU) system. Under this infrastructure, the company is further strengthening the management of its business portfolio.
2. Mitsubishi Corporation is strengthening and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, managing and handling of all business risks in a systematic manner.
3. Mitsubishi Corporation is refining management systems using IT and establishing systems that provide accurate group management information on a timely basis.

(4) <u>Revision of INNOVATION 2007 Numerical Targets</u>

In the two-year "hop" period, the first half of INNOVATION 2007, we successfully prioritized strategic business fields and also benefited from factors such as surging energy and natural resource prices. Together, these factors enabled us to post consolidated net income of 182.4 billion yen in fiscal 2005 and 350.0 billion yen in fiscal 2006. For three consecutive years we have set new bottom-line records.

In light of our performance during the "hop" period and the prevailing operating environment, we have revised our plan for the "step" period, which covers fiscal 2007 and fiscal 2008.

The "step" period is positioned as a period for building on our achievements thus far to set the stage for taking Mitsubishi Corporation to a new, even higher level of excellence in the subsequent "jump" stage. For this, we plan to invest around 1,200.0 billion yen over the next 2 years to drive further growth in the years ahead. By making these investments and strengthening existing businesses, our goal is ultimately to deliver consolidated net income of at least 400.0 billion yen during the "jump" period following the end of INNOVATION 2007*. We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

For fiscal 2007, the first year of the "step" period, we are forecasting consolidated net income of 370.0 billion yen, 20.0 billion yen higher than the 350.0 billion yen we posted in fiscal 2006.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

(5) About Stakeholders

Mitsubishi Corporation's stance on stakeholders is expressed in a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. Our goal is to be a company that wins the recognition of all stakeholders.

2. Basic Policy Regarding the Appropriation of Profits

(1) Capital Structure Policy and Investment Plans

Mitsubishi Corporation plans to invest around 1200.0 billion yen during the 2 years of the "step" period with the view to growing earnings in the future. We will make these investments in line with growth in shareholders' equity from the standpoint of maintaining and improving the sound balance sheet of the company.

Investments will target expansion of our core businesses, including energy and metal resources, food commodities and products, automobile operations and overseas IPP businesses. In addition, we will invest to strengthen our steel products, chemical products and other trading operations, as well as to strengthen initiatives in new businesses. The latter includes the sogo shosha industrial finance business, consumer-centric businesses, medical and nursing care-related businesses, businesses with a connection to the environment, and businesses that use new technology.

(2) Dividend Policy

We have based our dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. At the same time, since fiscal 2005, the company has also taken into consideration consolidated net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year. The dividend applicable to fiscal 2005 was 18 yen per share.

Moving forward, due to the existence of abundant investment opportunities, Mitsubishi Corporation's basic policy will continue to be to use retained earnings for investments that will drive growth while paying a dividend that reflects the amount of earnings. While also taking into consideration the need for funds to invest, the financial condition of the parent company and other factors, Mitsubishi Corporation will determine the dividend in a flexible manner with the target of a consolidated payout ratio of at 15% or more.

In accordance with this stance, Mitsubishi Corporation's Board of Directors today approved a resolution to seek shareholder approval for a dividend per share applicable to fiscal 2006 of 35 yen per common share in consideration also of the increase in consolidated net income.

Mitsubishi Corporation plans to pay a dividend of around 35 yen per share for fiscal 2007, providing it achieves its current consolidated net income forecast of 370.0 billion yen.

3. Matters Concerning the Parent Company and Other Entities

None.

II. Operating Results and Financial Position

1. General Operating Environment

In fiscal 2006, the global economy maintained a growth trajectory, supported by economic expansion in industrialized nations and high growth in China, India and certain other countries. The past year also saw natural resource and energy prices remain at high levels. In the U.S., consumer spending and housing investment grew strongly as employment continued to trend upward. These factors, together with a large rise in capital expenditures, centered on information systems-related areas, helped the U.S. economy to continue expanding. EU nations, meanwhile, maintained a moderate growth path as a whole due mainly to rising exports. There was, however, some variation from country to country.

In China, the high pace of growth continued, with exports posting another big increase. Construction and capital expenditures also continued to increase significantly despite the government's fiscal tightening measures. In other countries in Asia, there was a slight slowdown in both internal and external demand due to the high price of crude oil and lackluster IT markets. However, Asian economies tended toward recovery in the fiscal year's second half, driven mainly by external demand.

The Japanese economy achieved powerful economic expansion balanced between internal and external demand. Consumer spending was supported by rising employment and wages, and strong corporate earnings fueled robust capital expenditures. There was also an upturn in exports, which had temporarily slowed; growth was most noticeable in exports to China and the U.S. Amid these trends, the economy clearly broke away from the grips of deflation, as demonstrated by initial steps taken by the Japanese government to normalize monetary policy as it abandoned its quantitative easing policy.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2006 Results

In fiscal 2006, consolidated operating transactions totaled 19,067.2 billion yen, up 1,934.4 billion yen, or 11.3%, from the previous fiscal year. This growth reflected the contributions of newly consolidated companies and steady transaction growth at Metal One Corporation. Gross profit increased 173.7 billion yen, or 19.8%, to 1,051.5 billion yen due to higher earnings in the coking coal business, continuing favorable market conditions for steel products and petroleum-related products, and the consolidation of a food-related company.

Selling, general and administrative expenses increased due mainly to the inclusion of newly consolidated subsidiaries. However, dividend income increased due mainly to higher dividends from investments related to energy. The gain (loss) on marketable securities and investments-net improved markedly mainly due to the rebound of a goodwill impairment loss on investment in LAWSON, INC. and other impairment losses on marketable securities in the previous fiscal year.

As a result, income from consolidated operations before income taxes increased 268.6 billion yen, or 128.0%, to 478.4 billion yen.

Net equity in earnings of affiliated companies increased 21.9 billion yen, or 22.6%, to 119.0 billion yen mainly due to higher earnings at energy and metal resource-related companies.

As a result, net income was almost double the previous fiscal year at 350.0 billion yen, as Mitsubishi Corporation eclipsed its record result of fiscal 2005.

(2) <u>Segment Information</u>

1) New Business Initiative Group

The New Business Initiative Group posted net income of 19.4 billion yen, up 7.1 billion yen, or 58.2%, from the previous fiscal year. This partly reflected capital gains from investment activities. In addition, earnings benefited from strong performances at overseas securities and fund investment subsidiaries; credit card and other finance affiliates; and affiliated companies engaged in insurance, healthcare, mobile phone sales and other businesses. Also contributing to higher segment earnings was the sale of a partial stake in an affiliated company following its initial public offering.

2) Energy Business Group

The Energy Business Group posted net income of 75.1 billion yen, a substantial increase of 29.2 billion yen, or 63.8%, over fiscal 2006. This reflected higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in natural resource development and production, the result of rising crude oil prices and the accompanying increase in natural gas prices. In addition, gross profit increased due to strong utility feedstock, LPG and other transactions at the parent company. Gross profit at resource sales companies increased due to rising prices for crude oil.

3) Metals Group

The Metals Group posted net income of 135.8 billion yen, up 87.5 billion yen, or 181.5%, from the previous fiscal year. This was mainly attributable to a substantial increase in earnings at a subsidiary engaged in coal operations in Australia due to sharply higher coal prices. Furthermore, Metal One posted strong results due to the continuation from the previous year of robust market conditions. Higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in metal resources-related businesses, a reflection of soaring copper, aluminum and iron ore prices, also contributed to the large increase in segment earnings.

4) Machinery Group

The Machinery Group posted net income of 70.4 billion yen, up 15.0 billion yen, or 27.0%, from the previous fiscal year. Gross profit increased at the parent company due to higher transactions in the housing development and plant businesses. In addition, taxes decreased because of the write off of Iraq trade receivables. Gains on the sales of marketable securities also contributed to the segment's higher earnings. Furthermore, earnings increased on shipping-related transactions due to buoyant maritime shipping market conditions. In North America, earnings growth was paced by a strong performance by IPP businesses.

5) Chemicals Group

The Chemicals Group posted net income of 19.6 billion yen, up 1.5 billion yen, or 8.2%, from the previous fiscal year. Parent company gross profit, mainly representing petrochemicals transactions, was largely unchanged from the previous year. Segment earnings as a whole were lifted by gains on the sales of marketable securities at the parent company and other factors. Further earnings growth was hampered by a decline in earnings mainly due to plant maintenance costs at an equity-method affiliate in Malaysia.

6) Living Essentials Group

The Living Essentials Group posted net income of 48.6 billion yen, up 3.7 billion yen, or 8.3%, from fiscal 2005. Gross profit at the parent company declined in food transactions. However, overall segment earnings rose due to the transfer of LAWSON-related operations from the New Business Initiative Group as well as to solid performances at food and general merchandise-related companies.

(3) Outlook for Fiscal Year Ending March 31, 2007

Mitsubishi Corporation is forecasting consolidated operating transactions of 19,200.0 billion yen, about the same as in fiscal 2006.

Gross profit is expected to increase 58.5 billion yen to 1,110.0 billion yen due to steady growth in metal and food-related subsidiaries.

Net income is projected to rise 20.0 billion yen to 370.0 billion yen based on higher gross profit, although interest expenses are expected to increase due to rising interest rates.

Mitsubishi Corporation's forecasts assume an exchange rate of 110.0 yen to US$1, a crude oil price of US$55.0/BBL and an interest rate (TIBOR) of 0.30%.

Reference: Changes of basic assumptions

	FY2007 (Est.)	FY2006 (Act.)	Change
Exchange rate	110.0JPY/US$1	113.3JPY/US$1	-3.3JPY/US$1
Crude oil price	US$55.0/BBL	US$53.5/BBL	+US$1.5/BBL
Interest rate (TIBOR)	0.30%	0.09%	+0.21%

Note:
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(4) Changes in Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2006 were 10,411.2 billion yen, up 1,317.9 billion yen from the previous fiscal year-end. One reason for this rise was an increase in trade receivables at the parent company and Metal One amid strong conditions in commodity markets. Another reason was an increase in investments mainly due to investments in the Sakhalin II Project and overseas IPP businesses, and an increase in unrealized gains on listed shareholdings. Property and equipment-net also increased mainly due to capital expenditures to raise production at overseas natural resource-related subsidiaries.

Total liabilities were 7,764.3 billion yen, up 406.3 billion yen from the previous fiscal year-end. There was an increase in trade payables caused by higher commodity prices. On the other hand, there was a decline in long-term debt at the parent company due to the conversion of convertible bonds. As of March 31, 2006, net interest-bearing liabilities stood at 3,148.7 billion yen, a decrease of 281.6 billion yen.

Total shareholders' equity rose 874.8 billion yen to 2,379.3 billion yen from the previous fiscal year-end, the result of higher retained earnings due to the strong operating results, increases in common stock and additional paid-in capital from the conversion of convertible bonds, and an increase in net unrealized gains on securities available for sale.

(5) Cash Flows

Cash and cash equivalents as of March 31, 2006 were 646.3 billion yen, up 77.3 billion yen, or 13.6%, from the previous fiscal year-end.

(Operating activities)

Net cash provided by operating activities was 336.3 billion yen. Cash was mainly provided by higher dividend income mainly from natural resource-related companies against a backdrop of strong commodity prices, and by an increase in inflows from operating transactions at an overseas metal resource-related subsidiary due to improved profitability. These inflows were partly offset by an increase in working capital requirements at the parent company and Metal One.

(Investing activities)
Net cash used in investing activities was 94.5 billion yen. Cash was provided by the redemption of bonds at the parent company and an overseas financial subsidiary. However, theses inflows were outweighed mainly by investments in the Sakhalin II Project and overseas IPP businesses, in addition to increased outlays for capital expenditures at some subsidiaries, chiefly by overseas metal resource-related businesses.

As a result of the above, free cash flow, the sum of operating and investing cash flows, was 241.8 billion yen.

(Financing activities)
Net cash used in financing activities was 187.9 billion yen. This was attributable in part to the redemption of bonds issued by an overseas financial subsidiary. Another factor was the repayment of long-term borrowings by efficiently using Group funds.

(3) Business Risks

1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

2) Market Risks

(Unless otherwise stated, calculations of effects on future financial statements are based on consolidated results for fiscal 2006.)

1. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences.

(Metal Resources)

Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell more than 29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2007 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2007. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2007, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate 2 billion yen effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since its operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per one tonne of copper would have a 450 million yen effect, while a US$100 fluctuation in the price per one tonne of aluminum would have a 1.0 billion yen effect, on our consolidated net income.

(Petrochemical Products)

We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as paraxylene, benzene and methanol in Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

2. Foreign Currency Risk

We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 1.9 billion yen effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, such as by hedging foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

3. Equity Price Risk

As of March 31, 2006, we owned approximately 1,740.0 billion yen (market value basis) of marketable equities, mostly equity issues of customers, suppliers and group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately 1,100.0 billion yen based on market prices, a figure that could change depending on future trends in equity prices.

A fall in equity prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing pension assets, we have an investment policy that puts emphasis on so-called absolute returns, i.e. an investment strategy aimed at generating fixed returns, without being influenced by fluctuations in market indexes. However, there is no assurance that we can completely shield investments from the effect of falling equity prices.

4. Interest Rate Risk

As of March 31, 2006, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 3,800.0 billion yen. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, while there is a time lag, interest rate risk is offset with respect to the vast majority of these liabilities by trade receivables, loans receivable and other operating assets, because higher interest rates produce benefits for us with regard to these items. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

However, our operating results may be significantly affected temporarily if a rapid rise in interest rates cannot be offset. At present, a 1% increase in the short-term yen-denominated interest rate would have the effect of lowering income before income taxes on a non-consolidated basis by approximately 8.0 billion yen.

3) <u>Credit Risk</u>

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

4) **Country Risk**

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category.

However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

5) **Business Investment Risk**

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.

While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits.

Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

6) Risks Related to Specific Investments

-1- Support for Mitsubishi Motors Corporation

With Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd., we evaluated the Mitsubishi Motors Revitalization Plan announced in January 2005. Following a request by MMC, the three Mitsubishi group companies decided to provide an injection of equity totaling 274.0 billion yen in MMC by subscribing to private placements of MMC shares. Of the total investment, we subscribed to ordinary shares and Class G preferred shares (Series 2) of MMC, both of which were issued in March 2005, making investments of 51.3 billion yen and 18.7 billion yen, respectively. In addition, in January 2006 we invested 30.0 billion yen to purchase additional Class G preferred shares issued by MMC as part of its capital reinforcement strategy. As a result, our risk exposure to MMC was roughly 270.0 billion yen as of March 31, 2006.

In addition to having direct business dealings with MMC, we cooperate with this automaker around the world in activities such as automobile-related distribution and sales businesses in Asia and finance businesses in Europe.

Our total MMC-related risk exposure, including both our risk exposure to MMC and our exposure to operating assets, investments in joint businesses, and other assets tied up with joint operations worldwide, was roughly 420.0 billion yen as of March 31, 2006.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group and Mitsui & Co., Ltd., is participating in an LNG and crude oil development project on Sakhalin, Russian Federation. The project began development activities in July 1999, and after a final investment decision in May 2003, Sakhalin Energy Investment Co., Ltd. was established as the project operating company, in which Mitsubishi Corporation took a 20% stake. As of March 31, 2006, investment in this company totaled approximately 240.0 billion yen.

The total required funds for the project were estimated at approximately US$10.0 billion at the time of the final investment decision. However, the cost is now estimated at approximately US$20.0 billion due to increased expenses related to changes in facility design and construction delays, the rising price of steel products, and spiraling labor costs. Although this figure was submitted to the Russian government in the revised budget for the project in September 2005, subsequent analysis by Sakhalin Energy Investment may result in further changes to the total budget.

As of March 31, 2006, approximately 70% of the construction work on the project had been completed.

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Changes in Directors

As announced on February 17, 2006.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (US GAAP)
Years ended March 31, 2006 (unaudited) and 2005

	Millions of Yen			
	2006	2005	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	4,141,669	3,518,120	623,549	17.7
Trading margins and commissions on trading transactions	685,275	627,764	57,511	9.2
Total revenues	4,826,944	4,145,884	681,060	16.4
Cost of revenues from trading, manufacturing and other activities	(3,775,463)	(3,268,121)	-507,342	15.5
Gross profit	1,051,481	877,763	173,718	19.8
Expenses and other:				
Selling, general and administrative	(696,779)	(685,022)	-11,757	1.7
Provision for doubtful receivables	(4,838)	(9,376)	4,538	/
Interest expense - net	(4,435)	(1,710)	-2,725	159.4
Dividend income	68,135	42,402	25,733	60.7
Gain (loss) on marketable securities and investments - net	51,318	(63,757)	115,075	/
Gain (loss) on property and equipment-net	(2,139)	8,328	-10,467	/
Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund	-	38,534	-38,534	/
Other income- net	15,640	2,637	13,003	/
Total	(573,098)	(667,964)	94,866	/
Income from consolidated operations before income taxes	478,383	209,799	268,584	128.0
Income taxes:				
Current	(178,016)	(97,313)	-80,703	/
Deferred	(34,040)	3,562	-37,602	/
Income from consolidated operations	266,327	116,048	150,279	129.5
Minority interests in income of consolidated subsidiaries	(35,290)	(30,774)	-4,516	/
Equity in earnings of affiliated companies	119,008	97,095	21,913	22.6
Net income	350,045	182,369	167,676	91.9

NOTE:

1. The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."
   Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
   The figures are as follows.

	2006	2005	Increase or [-] decrease	%
Operating transactions	19,067,153	17,132,704	1,934,449	11.3
Operating income	349,864	183,365	166,499	90.8

   Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

   Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

   Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

2. For the year ended March 31, 2006, income taxes - current includes provisions for assessment tax of 23,385 million yen on transfer price of prior years' transactions between the parent company and affiliated companies in Australia and of 8,605 million yen on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2006 (unaudited) and 2005

ASSETS	Millions of Yen		
	March 31 2006	March 31 2005	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	646,317	569,005	77,312
Time deposits	7,607	43,253	-35,646
Short-term investments	188,572	277,974	-89,402
Receivables-trade:			
Notes and loans	538,799	534,550	4,249
Accounts	2,580,476	2,260,887	319,589
Affiliated companies	224,406	252,252	-27,846
Allowance for doubtful receivables	(44,802)	(62,521)	17,719
Inventories	840,874	667,968	172,906
Advance payments to suppliers	161,374	139,987	21,387
Deferred income taxes	49,493	56,289	-6,796
Other current assets	190,404	126,240	64,164
Total current assets	5,383,520	4,865,884	517,636
Investments and non-current receivables:			
Investments in and advances to affiliated companies	1,090,222	835,079	255,143
Other investments	1,884,656	1,398,042	486,614
Non-current notes, loans and accounts receivable-trade	493,027	632,879	-139,852
Allowance for doubtful receivables	(52,239)	(94,903)	42,664
Total investments and non-current receivables	3,415,666	2,771,097	644,569
Property and equipment- net	1,327,272	1,227,161	100,111
Other assets	284,783	229,230	55,553
Total	10,411,241	9,093,372	1,317,869

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2006 (unaudited) and 2005

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	March 31 2006	March 31 2005	Increase or [-]decrease
Current liabilities:			
Short-term debt	626,155	545,124	81,031
Current maturities of long-term debt	291,634	561,484	-269,850
Payables-trade:			
Notes and acceptances	228,187	240,260	-12,073
Accounts	2,206,383	1,853,299	353,084
Affiliated companies	126,832	124,459	2,373
Advances from customers	143,330	128,585	14,745
Accrued income taxes	89,313	58,354	30,959
Other accrued expenses	133,791	100,107	33,684
Other current liabilities	295,795	248,747	47,048
Total current liabilities	4,141,420	3,860,419	281,001
Long-term debt, less current maturities	2,877,149	2,968,143	-90,994
Accrued pension and severance liabilities	40,121	54,182	-14,061
Deferred income taxes	466,663	208,873	257,790
Other long-term liabilities	238,932	266,359	-27,427
Minority interests	267,692	230,942	36,750
Shareholders' equity:			
Common stock	197,818	126,705	71,113
Additional paid-in capital	251,598	179,632	71,966
Retained earnings:			
Appropriated for legal reserve	37,695	37,173	522
Unappropriated	1,450,012	1,138,509	311,503
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	544,328	278,288	266,040
Net unrealized gains (losses) on derivatives	(7,151)	2,883	-10,034
Minimum pension liability adjustments	(2,669)	(38,542)	35,873
Foreign currency translation adjustments	(91,250)	(219,264)	128,014
Less treasury stock	(1,117)	(930)	-187
Total shareholders' equity	2,379,264	1,504,454	874,810
Total	10,411,241	9,093,372	1,317,869

Mitsubishi Corporation and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP)

Years ended March 31, 2006 (unaudited) and 2005

	Millions of Yen	
	2006	2005
Shareholders' Equity		
Common stock		
Balance, beginning of year	126,705	126,617
Issuance of common stock upon exercise of stock options	375	88
Issuance of common stock upon conversion of convertible bonds	70,738	-
Balance, end of year	197,818	126,705
Additional paid-in capital		
Balance, beginning of year	179,632	179,506
Compensation expense related to stock options	786	-
Issuance of common stock upon exercise of stock options	374	87
Issuance of common stock upon conversion of convertible bonds	70,738	-
Gains on sales of treasury stock	68	39
Balance, end of year	251,598	179,632
Retained earnings appropriated for legal reserve:		
Balance, beginning of year	37,173	36,077
Transfer from unappropriated retained earnings	522	1,096
Balance, end of year	37,695	37,173
Unappropriated retained earnings:		
Balance, beginning of year	1,138,509	979,163
Net income	350,045	182,369
Total	1,488,554	1,161,532
Deduct:		
Cash dividends paid	(40,546)	(21,927)
Transfer to retained earnings appropriated for legal reserve	(522)	(1,096)
Total	(41,068)	(23,023)
The effect of change in fiscal year-end of certain subsidiaries	2,526	-
Balance, end of year	1,450,012	1,138,509
Accumulated other comprehensive income (loss) (net of tax):		
Balance, beginning of year	23,365	(95,665)
Other comprehensive income (loss)	419,248	119,030
The effect of change in fiscal year-end of certain subsidiaries	645	-
Balance, end of year	443,258	23,365
Treasury stock:		
Balance, beginning of year	(930)	(813)
Purchases-net	(187)	(117)
Balance, end of year	(1,117)	(930)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended March 31, 2006 (unaudited) and 2005

	Millions of Yen	
	2006	2005
Comprehensive Income (Loss)		
Net income	350,045	182,369
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	265,489	121,462
Unrealized gains (losses) on derivative instruments	(10,034)	3,057
Minimum pension liability adjustments	35,873	5,130
Foreign currency translation adjustments	127,920	(10,619)
Other comprehensive income (loss)	419,248	119,030
Comprehensive Income (Loss)	769,293	301,399

NOTE: 1. Dividends and appropriations for legal reserve shown for each year represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.

2. As for "The effect of change in fiscal year-end of certain subsidiaries", please see Note 3. of "Basis of Consolidated Financial Statements"

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2006 (unaudited) and 2005

	Millions of Yen	
	Year ended March 31, 2006	Year ended March 31, 2005
I. Operating activities:		
Net income	350,045	182,369
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	126,967	125,224
Provision for doubtful receivables	4,838	9,376
(Gain) loss on marketable securities and investments - net	(51,318)	63,757
(Gain) loss on property and equipment - net	2,139	(8,328)
Equity in earnings of affiliated companies, less dividends received	(53,060)	(37,535)
Deferred income taxes	34,040	(3,562)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(13,349)	(18,105)
Notes and accounts receivable - trade	(160,672)	(328,149)
Inventories	(129,157)	(120,225)
Notes, acceptances and accounts payable - trade	156,333	228,232
Other - net	69,510	55,136
Net cash provided by operating activities	336,316	148,190
II. Investing activities:		
Net sale (purchase) of properties and equipments and other assets	(183,085)	58,390
Net decrease (increase) in investments	12,416	(108,368)
Net decrease in loans receivable	37,834	73,028
Net decrease (increase) in time deposits	38,364	(25,468)
Net cash used in investing activities	(94,471)	(2,418)
III. Financing activities:		
Net increase in short-term debt	18,843	8,571
Net decrease in long-term debt	(166,901)	(40,114)
Issuance of common stock upon exercise of stock options	749	175
Purchases of treasury stock	(63)	(78)
Payment of dividends	(40,546)	(21,927)
Net cash used in financing activities	(187,918)	(53,373)
IV. Effect of exchange rate changes on cash and cash equivalents	25,019	936
V. The effect of change in fiscal year-end of certain subsidiaries	(1,634)	-
VI. Net increase in cash and cash equivalents	77,312	93,335
VII. Cash and cash equivalents, beginning of year	569,005	475,670
VIII. Cash and cash equivalents, end of year	646,317	569,005

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The principle differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments

(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)

(3) Derivative instruments and hedge accounting

(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)

(5) Business combinations and Goodwill and other intangible assets accounting

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Mar.31, 2006	As of Mar.31, 2005	Change
Consolidated subsidiaries	365	366	-1
Equity-method affiliates	185	143	42
Total	550	509	41

Note: The numbers of consolidated subsidiaries stated above represent companies which the parent company directly consolidates or applies the equity method. Companies directly consolidated by subsidiaries, totaling 453 and 405 companies as of March 31, 2006 and March 31, 2005, respectively, are excluded from the above.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: Meidi-ya Corporation, MC Merchant Service,
Murakawa (transferred from equity-method affiliate) and others (Total 41 companies)

Excluded: TRINITY GAS RESOURCES,
NBL IMMOBILIEN and others (Total 42 companies)

[Equity-method affiliates]

New: Kadoya Sesame Mills Inc., Life Corporation,
ELECTRICIDAD AGUILA DE TUXPAN (transferred from consolidated subsidiary) and others (Total 56 companies)

Excluded: Shintoa Corporation and others (Total 14 companies)

3. Change in Fiscal Year ends of Subsidiaries

Certain subsidiaries changed their fiscal year ends to March 31 mainly from December 31, to increase the timeliness and clarity of the companies' consolidated financial position and results of operations. The periodic accounting of earnings and losses for the months that exceeds 12 months were directly credited or charged through the unappropriated retained earnings in order to maintain the comparability of periodic earnings. As a result, "Retained earnings" increased by 2,526 million yen and "Accumulated other comprehensive income (loss)" by 645 million yen.

4. Application of New Accounting Standards

The company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), issued by FASB from July 1, 2005. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is to be measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are to be remeasured each reporting period. The effect of adopting SFAS No. 123R was immaterial on the companies' consolidated financial position and results of operations for the year ended March 31, 2006.

5. Contingent Liabilities

The companies had been named as a defendant in a lawsuit brought by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer. In the case, UCAR had been seeking damages in the amount of $406 million and other unspecified damages, plus interest. The dismissal of the case by the U.S. Federal Court became final in fiscal 2006.

The companies are also defendants in several lawsuits brought by users of artificial graphite electrodes in the U.S. and Canada. Most of the lawsuits have been resolved between the parties, while few of them remain active. In the opinion of management, the liability of the companies, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of the companies.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2006 (unaudited) and 2005

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2006 and 2005 is as follows:

Year ended March 31, 2006

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	52,461	93,880	304,829	181,197	76,977	336,216	1,045,560	6,051	(130)	1,051,481
Equity in earnings of affiliated companies	4,347	40,004	31,400	18,270	9,108	18,446	121,575	(468)	(2,099)	119,008
Net income	19,390	75,061	135,780	70,350	19,595	48,571	368,747	(13,444)	(5,258)	350,045
Segment assets	690,830	1,501,723	2,669,659	2,456,423	707,681	1,943,991	9,970,307	1,087,676	(646,742)	10,411,241
Operating transactions:										
External customers	231,574	4,524,941	4,181,131	3,349,762	1,940,335	4,785,136	19,012,879	54,449	(175)	19,067,153
Intersegment	42,002	8,449	3,855	4,323	4,758	5,334	68,721	3,197	(71,918)	-
Total	273,576	4,533,390	4,184,986	3,354,085	1,945,093	4,790,470	19,081,600	57,646	(72,093)	19,067,153

Year ended March 31, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income(loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Operating transactions:										
External customers	245,649	4,321,350	3,435,300	2,765,204	1,899,716	4,444,158	17,111,377	21,944	(617)	17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	-
Total	266,286	4,332,271	3,441,069	2,768,577	1,904,165	4,449,625	17,161,993	26,505	(55,794)	17,132,704

NOTE:

1. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were 1,087,676 million yen and 938,950 million yen at March 31, 2006 and 2005 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
3. For the year ended March 31,2006, net loss of "Other" includes provisions for assessment tax of 23,385 million yen on transfer price of prior years' transactions between the parent company and affiliated companies in Australia, which relates to "Energy Business", and of 8,605 million yen on prior year's reorganization of the legal structure of certain subsidiaries in Thailand, which relates to "Machinery". These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.

Mitsubishi Corporation and subsidiaries

SEGMENT INFORMATION (US GAAP)

Years ended March 31, 2006 (unaudited) and 2005

[Geographic Segment Information]

The companies' segment information by geographic areas at and for the years ended March 31, 2006 and 2005 are as follows:

	Millions of Yen		
	2006	2005	Increase or [-] decrease
I Operating transactions			
Japan	15,717,112	14,261,414	1,455,698
U.S.A.	973,264	822,980	150,284
Thailand	534,932	445,466	89,466
Other	1,841,845	1,602,844	239,001
Total	19,067,153	17,132,704	1,934,449
II Gross profit			
Japan	675,805	636,609	39,196
Australia	154,494	44,471	110,023
U.S.A.	54,719	48,929	5,790
Other	166,463	147,754	18,709
Total	1,051,481	877,763	173,718
III Long-lived assets			
Japan	627,440	581,611	45,829
Australia	240,330	198,620	41,710
U.S.A.	91,699	62,295	29,404
Canada	71,011	61,026	9,985
Other	240,137	257,760	-17,623
Total	1,270,617	1,161,312	109,305

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries

FAIR VALUE INFORMATION OF INVESTMENTS (US GAAP)

March 31, 2006 (unaudited) and 2005

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at March 31, 2006 and 2005, is as follows.

March 31, 2006

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				136,993
Available-for-sale				
Equity securities	414,987	976,166	(836)	1,390,317
Debt securities	171,968	2,506	(1,267)	173,207

March 31, 2005

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				108,029
Available-for-sale				
Equity securities	386,167	511,792	(1,529)	896,430
Debt securities	282,870	5,832	(192)	288,510

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 10,306 million yen and 1,718 million yen for the years ended March 31, 2006 and 2005, respectively.

"Other investments" include investments in non-marketable equity securities of unaffiliated companies and non-current time deposits amounting to 372,711 million yen and 383,047 million yen at March 31, 2006 and 2005, respectively.

[For Reference: Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of March 31, 2006)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,640	82,040	69,400
Affiliated Companies	169,548	352,018	182,470
Total	182,188	434,058	251,870

FY2006 Results
- Supplement -

April 28, 2006

Mitsubishi Corporation

Major Year-on-Year Changes

(Billion Yen)	Year ended March 31, 2005	Year ended March 31, 2006	Increase or decrease	%
Operating Transactions	17,132.7	19,067.2	1,934.5	11%
Gross profit	877.8	1,051.5	173.7	20%
Operating income	183.4	349.9	166.5	91%
Consolidated net income	182.4	350.0	167.6	92%
Core earnings	330.6	537.4	206.8	63%


(Billion Yen)
Gross Profit by Segment
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
157.9
75.3
315.0
2.3
181.2
77.0
336.2
5.9
March 2005
March 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Unallocated

Historical record

-Operating transactions...Surpassed 19 trillion yen for the first time since the Bubble Economy period

(Historical high of 19.7 trillion yen in March 1991 fiscal year)

-Gross profit...First time over 1 trillion yen

(The highest was 877.8 billion yen in March 2005 fiscal year)

-Operating income...Historical high

(The highest was 183.4 billion yen in March 2005 fiscal year)

-Net income... Historical high

(The highest was 182.4 billion yen in March 2005 fiscal year)

-Core earnings...Historical high

(The highest was 330.6 billion yen in March 2005 fiscal year)

Year-on-Year Changes of Consolidated Net Income (by business segment)-1

(Billion Yen)

Net Income by Segment


400
350
300
250
200
150
100
50
0
-50
12.3
55.4
18.1
44.9
-42.3
19.4
70.4
19.6
48.6
-18.9
March 2005
March 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Unallocated

Reasons for Changes by Business Segment

- **New Business Initiative (up 58%)...Capital gains on investments; increase in equity in earnings of companies engaged in finance, insurance, healthcare, mobile phone sales, etc.**
- **Energy Business (up 64%)...Increase in dividend income from and equity in earnings of energy resource-related companies due to rising crude oil prices**
- **Metals (up 182%)...Increase in equity in earnings of resource-related companies and strong results at Metal One**
- **Machinery (up 27%)...Tax benefits from writing off trade receivables of Iraq and increase in gains on sales of stock**
- **Chemicals (up 8%)...Increase in gains on sales of shares and other factors outweighed decline in equity in earnings of overseas chemicals-related companies**
- **Living Essentials (up 8%)...Strong performances by food- and general merchandise-related companies, and effect of transfer of equity earnings of LAWSON**

Year-on-Year Changes of Consolidated Net Income (by business segment)-2


(Billion Yen)
400
350
300
250
200
150
100
50
0
-50
94.0
130.7
-42.3
210.9
158.0
-18.9
<<Resource-related segments>>
Earnings up 116.9 Bil. Yen (124%)
<<Segments other than those associated with resources>>
Earnings up 27.3 Bil. Yen (21%)
March 2005
March 2006
Eliminations or unallocated
Energy Business/Metals
New Business Initiative/Machinery/Chemicals/Living Essentials

Resource Prices

	Mar. 2005	Mar. 2006
Crude oil (Dubai) ($/BBL)	36.5	53.5
Copper ($/MT)	3,000	4,097
Aluminum ($/MT)	1,778	2,029
Coal ($/MT)	56.5	125.0

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3,526.1
3.8
938.6
3,520.8
2.9
1,224.9
3,430.3
2.3
1,504.5
3,148.7
1.3
2,379.3
March 2003
March 2004
March 2005
March 2006
Interest bearing liabilities (Net)
Total shareholders' equity
Debt to equity ratio (Net)

Reason for changes in shareholders' equity (Compared to March 31, 2005)

1. Increase in retained earnings (312.0 bil. yen)

...due to higher net income

2. Increase in net unrealized gains on securities available for sale (266.0 bil. yen)

...increase in unrealized gains on listed shares due to rising stock prices

3. Increase in common stock and additional paid-in capital (143.1 bil. yen)

...due to conversion of convertible bonds

4. Improvement in foreign currency translation adjustments (128.0 bil. yen)

...due to weaker yen against US$ and AUS$

5. Other (25.7 bil. yen)

...decrease in minimum pension liability etc.

Return on Equity


(Billion Yen)
(%)
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
20.0
15.0
10.0
5.0
0.0
62.0
938.6
6.3
116.0
1,224.9
10.7
182.4
1,504.5
13.4
350.0
2,379.3
18.0
March 2003
March 2004
March 2005
March 2006
Consolidated net income
Total shareholders' equity
ROE

Non-consolidated Earnings

(Billion Yen)


400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
Parent company's earnings increased along with consolidated earnings
31.2
11.5
26.3
-15.9
92.6
28.8
60.7
-11.0
62.0
19.3
116.0
33.0
182.4
66.1
350.0
141.8
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
Consolidated net income
Parent company net income

Outlook for the Fiscal Year Ending march 2007

(Billion Yen)	Year ended March 31, 2006	Outlook for FY2007	Change from March 2006	% of increase
Operating transactions	19,067.2	19,200.0	132.8	1%
Gross profit	1,051.5	1,110.0	58.5	6%
Operating income	349.9	380.0	30.1	9%
Consolidated net income	350.0	370.0	20.0	6%
Core earnings	537.4	550.0	12.6	2%

Forward-looking Statements

Earnings forecasts and other forward-looking statements in this presentation are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Assumptions for the outlook

	Assumptions for Outlook for FY ending March 2007	Year ended March 31, 2006	Increase or decrease
Foreign exchange (YEN/$)	110.0	113.3	-3.3
Interest (%)TIBOR	0.30	0.09	+0.21
Crude oil price($/BBL)	55.00	53.50	+1.50
Copper ($/MT)	4,630	4,097	+533
Aluminum ($/MT)	2,300	2,029	+271

Risk Factors

- Market Risks
  (1) Commodity Market
  (2) Foreign currency
  (3) Equity price
  (4) Interest Rate

- Risks Related to Specific Businesses
  (1) Mitsubishi Motors Corporation and its related businesses (Risk exposure of 420 Billion Yen)
  (2) Sakhalin II Project (Risk exposure of 240 Billion Yen)

- Business Investment Risk
  (1) Possible changes in business investment from the time of investment decision

- Risks of Changes in Global Macroeconomic Conditions
  Economic Conditions in:
  (1) China
  (2) Thailand and Indonesia
  (3) United States

Translation of report filed with the Tokyo Stock Exchange on April 28, 2006

Mitsubishi Corporation Updates INNOVATION 2007 (Medium Term Management Plan)

Mitsubishi Corporation today announced updates and revisions to its INNOVATION 2007 Medium Term Management Plan, as outlined in a separate press release. Mitsubishi Corporation recently passed the halfway of the plan, which covers the four-year period from the fiscal year ending March 2005 to the fiscal year ending March 2008.

# # #

Translation of report filed with the Tokyo Stock Exchange on April 28, 2006

Mitsubishi Corporation Updates INNOVATION 2007 (Medium Term Management Plan)

Mitsubishi Corporation today announced updates and revisions to its INNOVATION 2007 Medium Term Management Plan, as outlined in a separate press release. Mitsubishi Corporation recently passed the halfway of the plan, which covers the four-year period from the fiscal year ending March 2005 to the fiscal year ending March 2008.

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April 28, 2006
Mitsubishi Corporation

Mitsubishi Corporation Updates INNOVATION 2007 (Medium Term Management Plan)

Mitsubishi Corporation(MC) has updated INNOVATION 2007, having ended the first two-year "hop" stage and entered the second-half "step" period of this Medium Term Management Plan. The plan covers the four-year period from the fiscal year ending March 2005 to the fiscal year ending March 2008.

During the "step" stage, MC will continue the "hop" period theme of achieving sustainable growth over the medium to long term. The following is an outline of the key points of the company's revised plan.

(1) Aiming to achieve its sustainable growth over the "step" period, MC has set the goal of generating consolidated net income of 400.0 billion yen or more from the fiscal year ending March 2009 onward in the subsequent "jump" period.
(2) MC will focus on ROE with the goal of achieving an average of 15% over the medium and long term.
(3) MC will invest 1,200.0 billion yen over the 2-year period covering the fiscal year ending March 2007 and the fiscal year ending March 2008, mainly in strategic fields.
(4) Investments will be made in line with the increase in shareholders' equity, so as to maintain and improve the sound balance sheet of the company. MC's targets are investment assets of within 1.5 times the shareholders' equity, and a debt to equity ratio of within 2 times the equity.
(5) The dividend will be determined in a flexible manner with the target of a consolidated payout ratio of 15% or more based also on the need for funds to invest and other factors.
(6) In terms of its medium to long term growth strategy, MC will concentrate on the following strategic fields while prioritizing two basic pillars: strengthening core businesses, and launching new businesses that meet societal and customer needs.

a. Strengthening Core Businesses

MC plans to make additional investments to expand businesses in the following fields: the development of energy and metal resources, food commodities and products, automobile operations and overseas IPP business. Investments will also be made to strengthen trading capabilities in the field of steel and chemical products.

b. Launching in New Businesses That Meet Societal and Customer Needs

These include the industrial finance business, consumer-centric businesses, medical and nursing care-related businesses, businesses with a connection to the environment, and new technology-related businesses.

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Medium Term Management Plan

INNOVATION 2007

···Opening Up a New Era···

Heading Into the "Step" Period

April 28, 2006

Mitsubishi Corporation

Forward-looking Statements

Earnings forecasts and other forward-looking statements in this presentation are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

1. INNOVATION2007- Basic Policy

Theme / Vision / Three concepts

INNOVATION 2007

Theme

"Opening Up A New Era"

In the middle of large-scale transitions, grasping change to sustain growth over the medium and long terms

Vision

A New Industry Innovator

Opening up a new era, and growing with society

Basic Concept

1. Grasping Change and Opening Up a New Era
   ... Medium- to Long-term Growth Strategy
   (1) Strengthening Core Businesses
   (2) Launching new businesses
2. Developing Human Assets
   ... Nurturing human resources to support growth
3. Solidifying Our Ground
   ... Strengthening the Consolidated Management System

Our basic policy continued

2. Outline of Management Plan for "Step" Period

"Step" period ⇒ A preparation period for moving up to one more higher stage and achieving sustainable growth in the subsequent "jump" period

Management Measures

Consolidated Net Income

- "Step" Period (FY2007 – FY2008)
  Aim for steady growth
  FY2007: 370.0 billion yen
- "Jump" Period (FY2009 onward)
  400.0 billion yen or more

ROE

- Aim for an average ROE of 15% over the medium and long terms

Investment Plans

- Investments of 1.2 trillion yen over the 2-year "step" period covering fiscal 2007 and 2008, mainly in strategic fields

Asset Liability Management Policy

- MC will maintain and improve the sound balance sheet of the company through implementing its investments.
  - Target investment assets (stocks, long-term liabilities etc.) of within 1.5 times the shareholders' equity
  - Aim for a debt-equity (D/E) ratio of within 2 times the equity
- Taking into consideration the need for funds to invest and other factors, MC will determine the dividend in a flexible manner, targeting a consolidated payout ratio of 15% or more.

3. Outlook for "Step" Period (Fiscal 2007 to Fiscal 2008) and Beyond

INNOVATION 2007


"Hop"
"Step"
"Jump"
P/L
Consolidated Net Income
116.0 Billion Yen
182.4 Billion Yen
350.0 Billion Yen
370.0 Billion Yen
400.0 Billion Yen or more
2004.3
2005.3
2006.3
2007.3
2008.3
2009.3~
ROE
10.7%
13.4%
18.4%
14.6%
Target an average ROE of 15% over medium and long term
B/S
March 2006
Consolidated Total Assets: 10.4 Trillion Yen
Other Assets
Investment Assets 3.2 Trillion Yen
Other Liabilities
Interest-bearing Liabilities (Net) 3.1 Trillion Yen
Shareholders' Equity 2.4 Trillion Yen
Investment Assets to Equity Ratio : 1.4 times
Debt to Equity Ratio : 1.3 times
March 2008
Other Assets
Investment Assets 4.4 Trillion Yen
Liabilities
Shareholders' Equity around 3.0 Trillion Yen
Investment Assets to Equity Ratio : target within 1.5 the equity
Debt to Equity Ratio : target within 2 times the equity

Assumptions	2007.3
Exchange rate (Yen/US$)	110 yen
Interest rate (TIBOR)	0.3%
Crude oil price (US$/BBL)	$55

4. Macroeconomic Circumstances and Actions in Strategic Fields

Structural Changes During "Hop" Period

- Steady global economic expansion
- Growth in new markets such as BRICs
- Strong demand for resources and energy
- Increasing M&As
- Full-fledged arrival of Japan's aging society
- Shift from public to private sector

Macroeconomic Outlook for "Step" Period

<Fiscal 2007>
Sustained economic growth in industrialized and developing nations
Steady expansion in global economy
<Fiscal 2008>
Slight slowdown in rate of growth, mainly in the U.S. and China
Sustained, moderate growth in global economy
Concern for geopolitical risks

Sustain growth over medium and long terms by grasping change

Further Strengthening Core Business

Creating New Businesses That Meet Societal and Customer Needs

5. Investment Plans for Strategic Fields During "Step" Period

Strategic Field (1) Further Strengthening Core Business

(1) Business Expansion Driven by Additional Investments

Field	Details	Investment
Energy	Natural gas projects, E&P of oil resources	400.0 Billion Yen
Metal resources	Coal, aluminum, copper etc.	
Food	Reinforcing operating base in domestic distribution fields and expanding its value chain	150.0 Billion Yen
Automobile	Strengthening joint business development with Mitsubishi Motors Corporation and Isuzu Motors Limited	50.0 Billion Yen
Overseas IPP	Expand into Asian markets	100.0 Billion Yen
Other investments	Plant, construction and shipping-related	250.0 Billion Yen

(2) Strengthen Trading-related Businesses

Field	Details	Investment
Steel Products	Expanding overseas value chains	100.0 Billion Yen
Chemical Products	Strengthening resource-based chemical businesses	

Strategic Field (2) Creating New Businesses That Meet Societal and Customer Needs

Field	Details	Investment
Industrial finance	Auto leases, REIT and other areas	150.0 Billion Yen
Consumer-centric businesses	LAWSON and other retail businesses	
Medical and nursing care-related business	Expand value chains in the healthcare field	
Environmental-related businesses	Emission rights trading and other areas	
New technology-related businesses	Continue to actively participate in nanotechnology and other fields	

Total Planned Investments During "Step" Period

1.2 Trillion Yen

(Total Investments During "Hop" Period:

700.0 Billion Yen)

Earnings forecasts and other forward-looking statements in this presentation are based on management's current views and beliefs in accordance with data available as of the date of release, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected. This presentation should not be construed to guarantee the achievement of earnings forecasts, targets, or any other indicators of future performance. This information may be revised at any time without prior notice. We therefore request that this presentation and the information contained therein be used in conjunction with information from other sources at your own discretion. Mitsubishi Corporation is not liable for any damages whatsoever resulting from the use of this presentation or other materials.